UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information To Be Included In Statements Filed Pursuant
To § 240.13d-1(b), (c), and (d) and Amendments Thereto Filed
Pursuant To § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

ASTEA INTERNATIONAL INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

04622E208
(CUSIP Number)

October 3, 2008
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒ Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 04622E208	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Rick Etskovitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER* 315,284
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 315,284
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,284
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9** 8.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*
All share numbers reported herein are as of April 15, 2013 and include 217,534 shares of Astea International Inc. common stock, $0.01 par value per share (the “Common Stock”) held by trusts of which Mr. Etskovitz is the trustee with investment and voting power over the shares, 4,000 shares of Common Stock and options to purchase 93,750 shares, all of which are exercisable.

**
All ownership percentages reported herein are based on 3,587,299 outstanding shares of the Issuer’s common stock as of April 15, 2013, based on the Issuer’s additional solicitation materials filed with the Securities and Exchange Commission (“SEC”) on June 7, 2013.  Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares. Presently exercisable stock options are deemed outstanding for computing the percentage of ownership held by Mr. Etskovitz.

CUSIP No. 04622E208	SCHEDULE 13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer: Astea International Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 240 Gibraltar Road Horsham, Pennsylvania 19044
Item 2(a)	Name of Person Filing: Rick Etskovitz
Item 2(b)	Address of Principal Business Office or, if none, Residence: 240 Gibraltar Road Horsham, Pennsylvania 19044
Item 2(c)	Citizenship: United States
Item 2(d)	Title of Class of Securities: Common Stock, $0.01 par value per share
Item 2(e)	CUSIP Number: 04622E208
Item 3	Not applicable.
Item 4
Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:  315,284

(b)           Percent of class: 8.6%

(c)           Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote: 315,284

CUSIP No. 04622E208	SCHEDULE 13G	Page 4 of 5 Pages

(ii) Shared power to vote or to direct the vote: 0 (iii) Sole power to dispose or to direct the disposition of: 315,284 (iv) Shared power to dispose or to direct the disposition of: 0
Item 5
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6
Ownership of More than Five Percent on Behalf of Another Person.

Mr. Etskovitz is the trustee of trusts for the benefit of persons who are unrelated to Mr. Etskovitz and not members of Mr. Etskovitz’s household.  In aggregate such trusts hold 217,534 shares of Common Stock (the “Trust Shares”).  Mr. Etskovitz receives no economic benefit from the Trust Shares.  As trustee, Mr. Etskovitz has investment and voting power over the Trust Shares and therefore is deemed to be a beneficial owner of the Trust Shares under rules and regulations of the SEC.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.
Item 8	Identification and Classification of Members of the Group. Not applicable.
Item 9	Notice of Dissolution of Group. Not applicable.
Item 10
Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04622E208	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2013	/s/ Rick Etskovitz Name: Rick Etskovitz